1

ORRICK

03003255

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

January 16, 2003

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is press information dated January 16, 2003 of Flughafen Wien A.G., which has been published by the Company since our last submission of December 12, 2002.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

J. Gäbel

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

JKG/ejm
Enclosure

dlw 1/24

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 21 2003
WASH. D.C. 155

DOCSNY1:873244.1
13141-2 JG9

Press Information

Vienna International Airport shows 1% plus in passengers for 2002
Transfers and Far East destinations provide support for growth

Vienna International Airport closed 2002 with an overall increase of 1% in the number of passengers, for solid results in an operating environment made difficult by the events of Sept. 11. Development in the transfer segment was outstanding with an increase of 11.2%. Flight movements rose by 0.7% and cargo by 0.3%, but maximum take-off weight (MTOW) declined by 2.0% for the year. The peak traffic day was June 30, 2002, with a total of 50,519 passengers.
Vienna International Airport not only surpassed traffic forecasts for the year, but also achieved a better position in comparison with other European airports. **Herbert Kaufmann**, Member and Speaker of the Board of the publicly traded Flughafen Wien AG, announced these results on Jan. 16, 2003, at a press conference in Vienna.

Boom in Transfers, East Europe and Far East

In 2002 Vienna International Airport handled a total of **11,9[illegible]3,805 passengers** over 186,782 starts and landings. Transfers showed strong growth with an increase of 11.2% to 4,180,396 or 35.1% of all passengers handled by Vienna. Traffic to Eastern Europe rose by an above-average of 9.5%. With a total of 37 destinations throughout Eastern Europe, Vienna International Airport was able to further strengthen its leading role as an East–West hub in European air travel.
The introduction of marketing programs to stimulate this hub concept proved highly popular with airlines. First results included the launch of new East European destinations such as Poznan and Tivat and an increase in frequencies to Japan, Thailand, China and Australia. "Growth of 17.0% in traffic to the Far East underscores the correctness of this decision, which is unique among European airports", emphasized **Mr. Kaufmann** at the press conference.

Declines to North America and the Near East

Traffic over the North Atlantic fell by 8.7% below forecast due to the discontinuation of direct flights to Miami and Chicago and a change in travel behaviour after Sept. 11. However, growth was recorded in the number of passengers travelling to Washington (+34.2%) and New York (+6.7%). In addition, scheduled flights to Montreal were added with the summer schedule 2002.
The uncertain political climate in the Near and Middle East triggered a decline of 7.2% for this region. The decrease to Tel Aviv remained limited at 0.4%, but the Amman route lost 23%.

Press Information

FILE NO. 82-3907

FILE NO. 82-3907

Flughafen Wien AG plans a strong increase of € 167 million in capital expenditure this year. Seven [illegible] will be [illegible] to [illegible]er East – with completion scheduled for this summer – and construc[illegible] [illegible]ce Park, Air Traffic Control Tower, and Airport Express projects in the coming

For additional information contact:

Dagmar Lang (+43-1-)7007-22103
Hans Mayer (+43-1-)7007-23000

01/03 .... M/MY .... January 16, 2003

Top Destinations: Frankfurt, Moscow, Washington and Bangkok

Scheduled traffic, which represents 88.9% of total volume at Vienna International Airport, showed a number of changes. With 350,185 passengers (+3.4%), Frankfurt replaced London as the most popular destination. London slipped to second place with a minus of 9.4%, followed by Paris (+3.0%) and Zurich (-7.4%). In Eastern Europe, Moscow ranked first before Warsaw and Prague.
In the long-haul segment, Washington was the most popular destination (+ 34.2%) followed by Bangkok and New York. Tokyo also developed well with an absolute increase of 20,989 passengers (+65.4 %), and now holds fourth place in the long-haul rating before Sydney and Osaka.

Charters: Antalya again Number 1

Despite a slight decline of 1.4%, Antalya remained the most popular charter destination in 2002 with 119,382 passengers. This Turkish vacation capital was followed in the ranking by Heraklion with 37,205 (-14.5%) and Mallorca with 28,534 passengers (-10.5%).

Strong cargo growth in second half-year

Strong cargo turnover during the second half of 2002 was able to offset the declines recorded for the first half-year. This segment closed 2002 with a plus of 0.3%. Air cargo registered a total of 113,612 tonnes for an increase of 2.4%, but trucking declined by 4.3% to 46,414 tonnes.

Outlook on 2003

For 2003 Flughafen Wien AG expects continued recovery throughout the aviation industry, and an increase of more than 4% in the number of passengers. This projection assumes, however, that there will be no military intervention in Iraq.
Over the mid-term, Vienna International Airport forecasts growth of 1% over the European average. This development will be supported by higher demand in the neighbouring countries of Central and Eastern Europe following the expansion of the EU. Vienna International Airport considers these countries to be part of its home market, and expects to profit to an above-average extent from their economic development.

Following a 3% reduction in tariffs by Flughafen Wien AG in November 2001, fees for landing, parking and infrastructure were increased between 0.85 and 1.4% as of Jan. 1, 2003, in accordance with the formula approved by the Austrian Federal Ministry of Transportation. Higher costs for airports in the wake of Sept. 11 (especially for insurance) and introduction of the Baggage Reconciliation Systems (BRS) led to a € 2.12 increase in the tariff per departing passenger. The BRS allows Vienna International Airport to guarantee minimum connecting time of 25 minutes in spite of continued growth in the number of passengers.

Press Information

FILE NO.
82-3907

FACTS & FIGURES 2002

		Change vs. 2001 in %
[illegible]	11,973,805	1.0%
Thereof		
Transfer Passengers	[illegible]	11.2%
Flight Movements	[illegible]	0.7%
MTOW	5,010,461	-2.0%
Air Cargo	113,612,240	2.4%
Trucking	46,414,185	-4.3%
Air Cargo and Trucking	160,026,425	0.3%

	Passengers* (Scheduled)	**Change vs. 2001 in %**
Europe	4,483,462	2.0
East Europe	859,637	9.5
West Europe	3,623,825	0.4
Far East	417,439	17.0
Near and Middle East	145,127	-7.2
North America	187,357	-8.7
Africa	78,253	-7.0
South America	1,978	-19.2

Key Destinations

			Passengers* (Scheduled)	**Change vs. 2001 in %**
East Europe:	Nr. 1	Moscow	88,166	22.1
West Europe:	Nr. 1	Frankfurt	350,185	3.4
Far East:	Nr. 1	Bangkok	72,546	23.2
Long Haul:	Nr. 1	Washington	76,266	34.2
Charter Traffic:	Nr. 1	Antalya	[illegible]	-1.4

* Departing passengers